NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2007, 2006 and 2005)

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying restated consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors’ report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

Amiee Chan	Eugene G. Syho
President and Chief Executive Officer	Chief Financial Officer

Report Of Independent Auditors

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive earnings (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 23 (restated) to the consolidated financial statements).

As discussed in Note 3 to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments and comprehensive income.

Vancouver, Canada

   Ernst & Young LLP

March 18, 2008

Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

Ernst & Young LLP

March 18, 2008

         Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

As at December 31,

	2007	2006
Assets
Current assets:
Cash (note 4)	$680,519	$1,793,187
Short-term investments – restricted (note 5)	99,635	69,500
Accounts receivable (note 6)	3,402,111	2,799,554
Inventory (note 7)	4,153,680	3,456,988
Prepaid expenses and other	115,275	372,982
	8,451,220	8,492,211
Long-term prepaid expenses and other	10,000	-
Property and equipment (note 8)	983,332	1,314,986
Deferred finance costs	-	13,561
	$9,444,552	$9,820,758
Liabilities and Shareholders' Equity
Current liabilities:
Operating Line of Credit (note 11)	$495,650	$-
Accounts payable	1,270,010	1,666,250
Accrued liabilities	1,549,061	1,848,632
Deferred revenue	327,090	467,731
Convertible debt (note 12)	-	2,255,252
	3,641,811	6,237,865
Long–term liabilities:
Long-term deferred revenue	56,141	-
Shareholders' equity:
Share capital (note 13(b))	45,242,762	44,854,902
Contributed surplus (note 13(e))	5,153,442	2,708,991
Equity component of convertible debt (note 12(a))	-	2,190,779
Deficit	(44,649,604)	(46,171,779)
	5,746,600	3,582,893
	$9,444,552	$9,820,758

Commitments (note 9, 18 and 19)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations, Comprehensive Earnings (Loss) and Deficit

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Sales (note 17)	$17,581,472	$15,256,196	$18,116,470
Cost of sales	8,416,904	9,031,345	9,992,401
	9,164,568	6,224,851	8,124,069
Expenses:
Selling, general and administrative	5,680,003	7,742,982	9,621,993
Product development	789,328	1,767,798	2,275,766
Amortization	353,306	504,891	625,814
Other expenses (note 21)	819,756	606,633	1,488,003
	7,642,393	10,622,304	14,011,576
Net earnings (loss) from operations before
income taxes	1,522,175	(4,397,453)	(5,887,507)
Income tax expense	-	2,733	1,791
Net earnings (loss) before recovery from
discontinued operations	1,522,175	(4,400,186)	(5,889,298)
Recovery from discontinued
operations (note 16)	-	52,112	-
Net earnings (loss) and comprehensive
earnings (loss) for the year	1,522,175	(4,348,074)	(5,889,298)
Deficit, beginning of year	(46,171,779)	(41,823,705)	(35,934,407)
Deficit, end of year	$(44,649,604)	$(46,171,779)	$(41,823,705)
Basic net earnings (loss) per
common share (note 2(m))	$0.03	$(0.09)	$(0.14)
Diluted net earnings (loss) per
common share (note 2(m))	$0.03	$(0.09)	$(0.14)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash provided by (used in):
Operations:
Net earnings (loss) for the year	$1,522,175	$(4,400,186)	$(5,889,298)
Items not involving cash:
Amortization	353,306	504,891	625,814
Loss on disposal of property plant and equipment	103,374	-	-
Interest accreted on convertible debt and
deferred finance cost amortization	79,078	348,358	261,100
Write off of goodwill	-	-	440,095
Change in conversion price of Note (note 12(b))	-	-	374,818
Foreign exchange (gain) loss	66,521	(25,752)	25,570
Discount on ESPP (note 13(b)(i))	79,947	-	-
Stock-based compensation	84,656	62,246	833,116
Changes in non-cash operating working
capital (note 20)	(1,821,709)	(258,208)	655,491
Cash generated by (used in) operations	467,348	(3,768,651)	(2,673,294)
Investments:
Purchase of property and equipment	(123,495)	(1,106,600)	(290,048)
Purchase of short-term investments	(30,135)	(32,500)	35,000
Cash generated by (used in) investing activities	(153,630)	(1,139,100)	(255,048)
Financing:
Proceeds from operating line of credit	495,650	-	-
Convertible debt issuance (repayment)	(2,309,200)	1,117,693	-
Short-term loan (note 10 & 24)	1,189,141	-	-
Short-term loan repayment (note 10 & 24)	(1,189,141)	-	-
Proceeds on exercise of warrants and options	10,013	132,062	514,737
Receipt of restricted cash for private placement	-	668,281	(668,281)
Proceeds from private placement (note 13(b)(i))	466,916	2,953,810	-
Cash generated by (used in) financing activities	(1,336,621)	4,871,846	(153,544)
Effect of change in exchange rates on cash	(89,765)	39,235	(106,467)
(Decrease) increase in cash	(1,112,668)	3,330	(3,188,353)
Cash, beginning of year	1,793,187	1,789,857	4,978,210
Cash, end of year	$680,519	$1,793,187	$1,789,857

Supplemental cash flow disclosure (note 20)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

1.

Nature of Business and Going Concern Uncertainty

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $44,649,604 as at December 31, 2007. Consequently, there is significant uncertainty about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings.  In January 2007, the Company received net proceeds of $466,915 in connection with the private placement under the Employee Share Purchase Plan. In March 2007, the Company paid off a convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  The Company has so far generated profits in the last five successive quarters.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which materially conform to those established in the United States, except as explained in note 23.

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., and Norsat International (United Kingdom) Limited.  All material intercompany balances and transactions have been eliminated.

(b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation and provisions for warranties.  Actual amounts may ultimately differ from these estimates.

In 2007, the Company changed its estimate of provisions for warranties on satellite sales from 3% based on standard cost of equipment to 1% based on total consolidated satellite sales of equipment for the year.  This change resulted in a decrease in the provision of $101,368 as at December 31, 2007.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant Accounting Policies (continued)

(c)

Foreign Currency Translation

The reporting and functional currency of the Company is the Canadian dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using the year to date average exchange rates.

(d)

Stock-based Compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 13(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

(e)    Short-term Investments

Included in short-term investments are restricted securities with terms to maturity of three months or more when acquired.  There are Cdn$37,000 in a 1 year GIC, a Cdn$21,000 (3%) deposit on the three month forward contract and Cdn$10,197 for coverage of the margin on the three month forward contract.

(f)   Prepaid Expenses and Other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business.

(g)   Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant Accounting Policies (continued)

(h)   Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful life of the assets:

Asset	Period
Equipment	3 to 5 years
Software	3 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

Property and equipment are assessed for future recoverability when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

 (i)    Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

The Company recognizes revenue from the sales of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue or long-term deferred revenue.  As at December 31, 2007, the Company recorded current and long-term deferred revenue of $383,231 (2006 – $467,731).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant Accounting Policies (continued)

 (j)   Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2007, 2006 and 2005, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(k)

Deferred Finance Costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

(m)  Net Earnings (Loss) Per Share

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

Diluted net earnings (loss) per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

2.

Significant Accounting Policies (continued)

(m)   Net Earnings (Loss) Per Share (continued)

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	2007	2006	2005
Weighted-average number of common
shares outstanding - basic	50,599,449	46,681,432	42,517,878
Assumed exercise of stock options	381,113	-	-
Assumed exercise of warrants	4,825,374	-	-
Weighted-average number of common
shares outstanding - diluted	55,805,936	46,681,432	42,517,878

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.   Where their effect was anti-dilutive because their exercise prices are higher than the average market price of the Company’s common share for each of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

The calculations also do not include assumed conversion of the convertible debt, as its effect would be anti-dilutive.

The 2005 and 2006 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

3.  Changes in Accounting Policies

 (a)   Comprehensive Income

On January 1, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income (loss) and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of December 31, 2007, the Company has no other comprehensive income.

The Company has also adopted the Section 3251, “Equity” which establishes standards for the presentation of equity and changes in equity during the reporting period; Section 3855, “Financial Instruments – Recognition and Measurement” (note 3(b)) which prescribes when to recognize a financial instrument on the balance sheet and at what amount; sometimes using fair value, other times using cost-based measures; Section 3861,“Financial Instrument – Disclosure and Presentation, which provides treatments for the recognition, measurement and disclosure of the cost of employee future benefits.  Under this section, the entity is required to recognize the cost of the retirement benefits and certain post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and other post-

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

3.  Changes in Accounting Policies

(a)   Comprehensive Income (continued)

employment benefits are recognized when the event that obligates the entity occurs; and Section 3865, “Hedges” which establishes standards for when and how hedge accounting may be applied. This section provides alternative treatments to section 3855 when entities choose to designate qualifying transactions as hedges for accounting purposes.  The adoption of these accounting policy changes has not had a material impact on the Company’s financial positions as at December 31, 2007.

(b)   Financial Instruments

Under Section 3855, all financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Operating line of credit, accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

The carrying value and fair value of financial assets and liabilities as at December 31, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
	$000’s	$000’s
Held-for-trading	780	780
Loans and receivables	3,402	3,402
Held-to-maturity	-	-
Other liabilities	3,315	3,315

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash denominated in United States dollars and has entered into financing in United States dollars.  On November 16, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of Cdn$1.4227 = €1.  As at December 31, 2007, this contract was still outstanding and was marked to market at Cdn$1.4436362 = €1.  As a result of this fair market valuation, an unrealized loss of $10,197 was recorded.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

4.

Cash

At December 31, 2007, cash (USD, GBP and Euro) has been translated to the Canadian dollar at respective rates in effect at that date.

5.

Short-term Investments

As at December 31, 2007, included in short-term investments is a 1 year Cdn$37,000 GIC maturing on February 10, 2008 used as collateral for a customs bond. In addition, Cdn$21,000 and Cdn$41,635 (US$42,000) in cash are held as security for a forward contract.  The forward contract was entered into on November 16, 2007 and expires on February 19, 2008 (note 19).

As at December 31, 2006 included in short-term investments are a 1 year Cdn$37,000 GIC maturing on February 10, 2007 used as collateral for a customs bond and a Cdn$32,500 GIC held as collateral for the Company’s corporate visa.

6.

Allowance for Doubtful Accounts

	2007	2006
Gross accounts receivable balance, beginning of year	$2,997,724	$3,209,579
Increase (decrease) in accounts receivable	448,684	(211,855)
Gross accounts receivable balance, end of year (a)	$3,446,408	$2,997,724

Accounts receivable are disclosed net of allowance for doubtful accounts (“allowance”).  Changes in the allowance for each of the periods presented are as follows:

	2007	2006
Allowance balance, beginning of year	$198,170	$254,794
Allowance (recovery)	(153,873)	(56,624)
Allowance balance, end of year (b)	$44,297	$198,170
Net accounts receivable balance, end of year (a-b)	$3,402,111	$2,799,554

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

7.

Inventory

	2007	2006
Parts and supplies	$2,063,332	$2,403,788
Work-in-process	180,695	148,394
Finished goods	3,167,552	2,824,687
Gross inventory balance, end of year (a)	$5,411,579	$5,376,869

Inventory is disclosed net of obsolescence provision.  Changes in the obsolescence provision of the periods presented are as follows:

	2007	2006
Obsolescence balance, beginning of year	$1,919,881	$1,050,343
Allowance (recovery)	(661,982)	869,538
Obsolescence balance, end of year (b)	$1,257,899	$1,919,881
Net inventory balance, end of year (a-b)	$4,153,680	$3,456,988

8.

Property and Equipment

		Accumulated	Net book
2007	Cost	amortization	value
Equipment	$6,600,292	$6,475,862	$124,430
Software	736,189	387,488	348,701
Furniture and fixtures	47,909	20,661	27,248
Leasehold improvements	643,108	160,155	482,953
	$8,027,498	$7,044,166	$983,332
		Accumulated	Net book
2006	Cost	amortization	value
Equipment	$6,678,862	$6,521,844	$157,018
Software	757,331	327,336	429,995
Furniture and fixtures	214,616	98,217	116,399
Leasehold improvements	643,108	31,534	611,574
	$8,293,917	$6,978,931	$1,314,986

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

9.

Technology Partnerships Canada funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling $9,999,700 up to the end of 2004, including additional funding of $620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC $1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to accrue royalty payments to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

•

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

(a)  the date before December 31, 2007, for which cumulative royalties accrued reach $15 million;

(b)  on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of $1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

As at December 31, 2007, the Company has accrued for royalty payments in the amount of $158,400 (2006 - $166,900, 2005 - $202,963).  The royalties are recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.  The total amount of royalties accrued and paid to date are $750,900.

10.   Short-Term Loan

The Company entered into a US$900,000 Bridge loan agreement (“the Bridge Loan Agreement”) on March 22, 2007 with a financial institution, which in turn holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agreed to loan US$900,000 to the Company no later than March 27, 2007 subject to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 30, 2007.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

11.   Operating Line of Credit

On May 31, 2007 the Company acquired a US$500,000 unsecured operating line of credit with a financial institution that holds less than 10% of the Company’s shares.

Terms and conditions are as follows:

•

Interest at the rate of 8% per annum

•

Interest payable quarterly on the last day of the quarter as calculated on that day on the basis of a calendar year for the actual number of days elapsed

•

Lender has the right at any time to demand immediate payment of the loan, or any part thereof, with interest, fees, charges and costs outstanding

As at December 31, 2007, the amount owing on the operating line of credit was US$500,000 (Cdn$495,650).

12.    Convertible Debt

(a)

Convertible Debt

	2007	2006
Balance, beginning of year	$2,255,252	$2,255,252
Interest Accretion	75,656	-
Foreign exchange	(21,708)	-
Payment	(2,309,200)	-
Balance, end of year	$-	$2,255,252

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) with net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share.

The Company was permitted to force the conversion of the notes into common shares of the Company if the shares traded above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants entitled the holder to purchase one common share of the company for US$1.70 and expired after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing was approximately 16%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 was recorded as the equity component of convertible debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457.  The carrying amount of the debt was reduced on issuance by the value assigned to the conversion option and was being accreted to its face value over the term to maturity through charges to non-cash interest expense.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

12.    Convertible Debt

(a)

Convertible Debt (continued)

In March 2007, the Company repaid the convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Upon payment of the convertible debt, the equity component was transferred to contributed surplus.

(b)

Reduction in the Conversion Price of Convertible Debt

On June 24, 2005, the Company announced a reduction in the conversion price from US$1.70 per common share to US$1.25 per common share as an inducement for early conversion of the notes.

As such, the Company revalued the convertible debenture based on the amended terms of the debenture agreement. Accordingly, $374,818 was allocated to debt and $281,652 was allocated to the equity component of the debenture. This difference between the revised book value and original carrying value of the debenture of $374,818 was charged to other expenses (note 21) and the difference between the value of the revised conversion feature and original carrying value of the conversion feature of $281,652 was charged to the contributed surplus of the Company (Note 13(e)).

13.

Share Capital and Contributed Surplus

(a)

Authorized

75,000,000 common shares without par value

 (b)   Issued and Fully Paid

	Number	Amount
Share capital	of shares	$
Balance, December 31, 2005	42,708,082	41,415,794
Upon issue for private placement (ii)	4,086,976	2,205,892
Upon exercise of share purchase options (note 13(c))	267,500	132,062
Upon conversion of convertible debentures (iii)	2,500,000	1,009,201
Reclassification of contributed surplus upon exercise of options (note 13(e))		91,953
Balance, December 31, 2006	49,562,558	44,854,902
Upon issue for private placement (i)	1,065,968	371,786
Upon exercise of share purchase options (note 13(c))	12,000	7,200
Reclassification of contributed surplus upon exercise of options (note 13(e))	-	5,079
Upon exercise of warrants (note 13(e))	5,500	2,813
Reclassification of contributed surplus upon exercise of warrants (note 13(e)) -		982
Balance, December 31, 2007	50,646,026	45,242,762

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

13.

Share Capital and Contributed Surplus (continued)

(b)   Issued and Fully Paid (continued)

 (i)  On January 12, 2007, the Company issued 1,065,968 common shares at Cdn$0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for gross proceeds of $479,685. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date. The Company paid share issuances costs of $12,770. The net proceeds of the employee stock purchase plan were $466,915.  The TSX approved amount for common share purchase was CDN$0.525. The difference, $79,948, was credited to contributed surplus and expensed to stock based compensation.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance ($0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds of $466,915 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($371,786) is accounted for as common shares and the amount allocated to the warrants ($95,128) is accounted for as contributed surplus.

All of the common shares and warrants were subject to a four-month hold period which ended on May 13, 2007. During that period, these securities could not be traded nor were they freely transferable.

Of the securities issued, 145,644 common shares are being held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(ii)  On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,953,810.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,953,810 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,205,892) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

The March Warrants agreement requires that the Company’s management to use its best efforts, in a manner consistent with the requirements of the Toronto Stock Exchange and other applicable law and regulation, to amend its exercise price to be equal to the future placement price if issued during the term of March Warrants to arm’s length investors at the exercise price less than March Warrants price.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

13.

Share Capital and Contributed Surplus (continued)

(b)   Issued and Fully Paid (continued)

(ii)  (continued)

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of   each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to   US$0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 13(b)(iii)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remain intact.

(iii)

On September 26, 2006, the Company received US$1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures were converted, whichever was earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of US$0.40 per share. Each of the 1,000 units was comprised of US$1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of US$0.45 per share.

Of the total debt proceeds, $437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of $680,193 was recorded as convertible debt and was to be accreted to its face value over the term to maturity through charges to non-cash interest expense.

Up to the date of conversion, $110,815 was accreted to convertible debentures which brought the total convertible debt portion to $791,008.  The Company incurred total accretion of $122,263, of which $11,448 was cash interest due to the investor.

On November 6, 2006, the Series “A” Convertible Debentures of US$1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of convertible debentures of $1,228,508 was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $1,009,201 was credited against common shares and $219,307 was credited against contributed surplus (note 13 (e)).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

13.

Share Capital and Contributed Surplus (continued)

(c)

Stock Option Plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,855,505 common shares have previously been issued.  The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

		Weighted average
Share purchase options outstanding	Number of options	xercise price
Balance, December 31, 2005	2,530,150	$1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, December 31, 2006	1,948,150	$1.57
Granted	272,000	0.74
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Cancelled	(295,700)	1.38
Forfeited	(203,000)	0.70
Balance, December 31, 2007	1,534,450	$1.24

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,345,950	2.83	$0.83	868,950	$0.97
$2.40 to $4.29	94,250	3.76	2.95	94,250	2.95
$4.30 to $6.19	94,250	3.76	5.32	94,250	5.32
$0.50 to $6.19	1,534,450	2.95	$1.24	1.057,450	$1.54

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2007 and 2006 have been reflected in the statements of operations as follows:

	2007	2006
Total stock-based compensation recognized in
operations and credited to contributed surplus	84,656	62,246

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

13.

Share Capital and Contributed Surplus (continued)

(c)   Stock Option Plan (continued)

The weighted average assumptions used to estimate the fair value of options were:

	2007	2006
Risk free interest rate	4.066%	3.909%
Expected remaining life (years)	3.500	3.7574
Vesting period	2 years	2 years
Expected volatility	80.65%	86.22%
Expected dividends	nil	nil

272,000 stock purchase options were granted with a weighted average fair market value of $0.43 for the year ended December 31, 2007.

549,000 stock purchase options were granted with a weighted average fair market value of $0.38 for the year ended December 31, 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

 (d)   Share Purchase Warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2005	2,536,811
Issued (note 13(b)(ii)(iii))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043
Issued (note 13(b)(i))	532,984
Exercised	(5,500)
Balance, December 31, 2007	6,049,527

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

Expiry date	8-Apr-09	3-Mar-08	6-Nov-08	12-Jan-09	Total
Exercise price	Cdn$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2006	1,206,811	3,065,232	1,250,000	-	5,522,043
Upon issue for private placement Warrants Exercised	- -	- -	- -	532,984 (5,500)	532,984 (5,500)
Balance, December 31, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

13.

Share Capital and Contributed Surplus (continued)

(e)

Contributed Surplus

Balance, December 31, 2005	$1,771,473
Stock-based compensation	62,246
Credit to share capital due to options exercised	(91,953)
Proceeds from private placement to warrants (note 13(b)(ii))	747,918
Proceeds from conversion of debenture to warrants (note 13(b)(iii))	219,307
Balance, December 31, 2006	$2,708,991
Stock-based compensation	84,656
Options exercised	(5,078)
Proceeds from private placement to warrants (note 13(b)(i)))	95,128
Proceeds from ESPP to January 2007 warrants (note 13(b)(i))	79,948
Warrants exercised from January 2007 warrants	(982)
Equity component of long term debt (note 12(a)(b))	2,190,779
Balance, December 31, 2007	$5,153,442

14.    Restructuring Charge

	Workforce reduction	Premises	Total
Liability balance, December 31, 2005	16,004	94,275	110,279
Costs paid or settled and adjustments	(16,004)	(94,275)	(110,279)
Liability balance, December 31, 2006	-	-	-

During 2002, management made decisions to restructure its operations including reducing its workforce.  The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees.  The Company also incurred lease costs, net of estimated subleasing recoveries.

During 2003, management continued to reduce its cost of operations by terminating a further 30 employees.  The workforce reduction charge relates to severance and related benefits.

During 2004 and 2005 no restructuring actions were undertaken.

During 2006, the workforce was further reduced by 13 employees. All restructuring costs were expensed during the year.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

15.

Income Taxes

(a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2007	2006	2005
Net earnings (loss) from operations before
income taxes	$1,522,175	$(4,397,453)	$(5,887,507)
Income tax expense (recovery) at expected rate
of 34.12% (2006 - 34.12%, 2005 – 34.85%)	$519,366	$(1,500,411)	$(2,052,000)
Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses (income)	70,776	34,163	591,000
Benefit of investment tax credits not recognized	1,684,941	1,260,181	1,260,181
Effect of statutory rate change	652,500	1,998,951	-
Change in valuation allowance	(3,510,057)	(1,644,069)	501,245
Benefit of foreign operating losses not recognized	250,432	211,775	108,989
Other	(332,041)	(357,857)	(407,624)
Income tax expense	$-	$2,733	$1,791

(b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2007	2006	2005
Future tax assets:
Non-capital loss carry forwards	$6,597,696	$9,972,340	$11,393,692
Scientific Research and Experimental
Development pool	2,560,508	2,495,124	2,799,653
Scientific Research and Experimental
Development investment tax credit	1,684,941	1,260,181	1,260,181
Tax value of capital asset expenditure
in excess of book value	2,987,256	2,978,536	3,113,096
Net capital loss carry forwards	1,693,519	1,749,969	1,884,330
Temporary differences in working capital	583,500	1,161,327	810,594
Total gross future tax assets	16,107,420	19,617,477	21,261,546
Valuation allowance	(16,107,420)	(19,617,477)	(21,261,546)
Total future tax assets	$-	$-	$-

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

15.

Income Taxes (continued)

(c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2007, the Company has approximately $21,992,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $1,141,060 (federal) and $534,881 (provincial) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

		Provincial	Federal
Year of	Non-capital loss	investment	investment
Expiry	carry forwards	tax credits	tax credits
2008	5,238,000	-	-
2009	3,845,000	-	-
2010	7,416,000	-	-
2011	-	55,841	192,000
2012	-	194,411	350,000
2013	-	127,713	300,000
2014	-	14,216	26,000
2015	3,710,000	-	-
2026	1,783,000	75,850	136,530
2027	-	75,850	136,530
	$21,992,000	$543,881	$1,141,060

The Company also has available $11,290,000 (2006 - $ 11,290,000, 2005 – $11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately $8,535,027 (2006 - $8,281,407, 2005 – $8,020,787 ).

Not included in the above tables are net operating losses of US$225,000 (2006 - US$101,000), as at December 31, 2007 related to Norsat International America Inc.

Not included in the above tables are net operating losses of US$0 (2006 - US$0; 2005 -US$3,478,000), as at December 31, 2006 related to Norsat America Inc. No income was earned from discontinued operations during 2006. Management believes it is more likely that it will not have any taxable income to realize these future tax assets.

16.

Discontinued Operations

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business.

For 2004, the Company recorded a recovery from discontinued operations totaling $724,116, which arose substantially from a settlement of a liability with a supplier.

At December 31, 2005, the Company had a remaining liability of $52,112 representing additional liabilities from closure of the Norsat America Inc.

During 2006, no claims were filed against the Company regarding discontinued business, the entire liability of $52,112 was written off to recovery from discontinued operations.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

17.

Segmented and Other Information

The Company’s two business segments include Microwave and Satellite Systems.

Microwave components enable the transmission, reception and amplification of signals to and from satellites. Satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2007	Microwave	Satellite Systems	Consolidated
Sales to external customers	$9,794,421	$7,787,051	$17,581,472
Gross profit	$4,674,364	$4,490,204	$9,164,568
Total assets	$5,261,443	$4,183,109	$9,444,552
Property and equipment	$547,802	$435,530	$983,332
2006	Microwave	Satellite Systems	Consolidated
Sales to external customers	$8,995,149	$6,261,047	$15,256,196
Gross profit	$3,849,101	$2,375,750	$6,224,851
Total assets	$5,790,381	$4,030,377	$9,820,758
Property and equipment	$775,324	$539,662	$1,314,986
2005	Microwave	Satellite Systems	Consolidated
Sales to external customers	$10,052,278	$8,064,192	$18,116,470
Gross profit	$4,556,458	$3,567,611	$8,124,069
Total assets	$3,050,147	$7,473,925	$10,524,072
Property and equipment	$61,195	$652,305	$713,500

Total assets and property and equipment are calculated based on the total sales to external customers of each segment (Microwave and Satellite systems) over total consolidated sales.

The Company generated revenues from external customers located in the following geographic locations:

	2007	2006	2005
Canada	$582,901	$935,400	$448,521
United States	11,643,016	9,192,540	15,596,375
Europe and other	5,355,555	5,128,256	2,071,574
	$17,581,472	$15,256,196	$18,116,470

Substantially all property and equipment are located in Canada.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

18.  Commitments

Future minimum payments at December 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next four years are approximately as follows:

	2008	2009	2010	2011
Forward contract (note 19)	$10,197	$-	$-	$-
Inventory purchase obligations	2,578,761	-	-	-
Operating lease obligations	540,406	474,542	473,677	427,109
	$3,129,364	$474,542	$473,677	$427,109

Rent expense for the Company for the year ended December 31, 2007 was approximately $441,000 (2006 - $828,000).

In the normal course of operations the Company enters into purchase commitments. Included in the commitments are inventory and materials purchase obligations to be received in 2008 of $2,578,761.

19.

Financial Instruments

Fair Value

The Company's financial instruments include cash, short-term investments, accounts receivable, operating line of credit, accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s convertible debt outstanding as of December 31, 2006 was also a financial instrument.  The carrying value of this instrument approximated its fair value.  Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

The Company entered into a three month forward contract to trade EUR487,036 for CAD at a rate of Cdn$1.4227 = €1 on November 16, 2007 expiring on February 19, 2008.  As of December 31, 2007 the market rate was Cdn$1.4436362 = €1.   As a result of this fair market valuation, an unrealized loss of $10,197 was recorded.

The Company is exposed to currency exchange risk as a result of its “sales” and “cost of sales” being predominately denominated in United States dollars.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

20.  Supplemental Cash Flow and Other Disclosures

	2007	2006	2005
Changes in non-cash working capital:
Accounts receivable	$(602,557)	$155,231	$(988,486)
Inventory	(696,692)	516,818	(540,651)
Prepaid expenses and other	257,707	(3,193)	(141,611)
Deferred financing costs in relation to the
January 2007 ESPP	10,144	-	-
Long-term prepaid expenses and other	(10,000)	-	-
Accounts payable	(396,240)	(974,879)	1,911,468
Accrued liabilities	(299,571)	(21,579)	89,705
Deferred revenue	(140,641)	69,394	325,066
Long-term deferred revenue	56,141	-	-
	$(1,821,709)	$(258,208)	$655,491
Supplementary information:
Interest paid	$128,710	$179,357	$190,768
Income taxes paid	2,107	2,733	1,791
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	982	-	-
Reclassification of exercised stock options
from contributed surplus to share capital	5,078	-	-

21.

Other Expenses

	2007	2006	2005
Net interest and bank charges	$126,692	$316,559	$204,029
Interest accreted on convertible debt and
deferred finance cost amortization	79,078	348,358	261,100
Interest - non cash	2,761	-	-
Loss (gain) on disposal of property and equipment	103,374	(36,051)	-
Write off of goodwill	-	-	440,095
Change in conversion price (note 12(b))	-	-	374,818
Change in conversion price (note 12(b))	-	-	(41,220)
Foreign currency (gain) loss	507,851	(22,233)	249,181
	$819,756	$606,633	$1,488,003

22.

Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2007, the Satellite Systems segment generated approximately 52% of its sales from the United States government. This represents approximately 23% of total sales.  No other customer exceeds 10% of total sales.

During 2006, the Satellite Systems segment generated approximately 53% of its sales from the United States government. This represents approximately 22% of total sales.  No other customer exceeds 10% of total sales.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

During the preparation of the December 31, 2007 US GAAP reconciliation, the Company identified that GAAP differences relating to the recording of foreign exchange on the US$2 million convertible debt was inappropriately recorded at the year ended December 31, 2006 and 2005 and consequently, this note contains a restatement (see (d)).  This restatement has no impact on the consolidated financial statements under Canadian GAAP.

	2007	2006	2005
			(restated – (d))
Net earnings (loss) from operations
under Canadian GAAP	$1,522,175	$(4,400,186)	$(5,889,298)
Beneficial conversion feature (d) and (e)	-	(114,868)	(74,432)
Interest expense (e)	-	225,385	-
Goodwill (a)	-	-	(337,000)
Deferred financing costs (d)	3,417	13,637	(113,560)
Convertible debt (d)	75,548	238,139	622,719
Employee stock-based compensation (c)	21,164	51,596	621,681
Net earnings (loss) from operations before
recovery from discontinued operations
according to US GAAP	1,622,304	(3,986,297)	(5,169,890)
Recovery from discontinued operations	-	52,112	-
Net earnings (loss) and comprehensive earnings
(loss) according to US GAAP	$1,622,304	$(3,934,185)	$(5,169,890)
Basic and diluted earnings (loss) per share from
operations before recovery from discontinued
operations according to US GAAP	$0.03	$(0.08)	$(0.12)
Basic and diluted earnings (loss)
per share according to US GAAP	$0.03	$(0.08)	$(0.12)

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
`				(restated – (d))
Deferred finance costs (d)	-	-	13,561	10,143
Convertible debt (d)	-	-	2,255,252	2,330,800
Share capital (d - f)	45,242,762	119,786,229	44,854,902	119,398,369
Contributed surplus (b - f)	5,153,442	2,467,517	2,708,991	2,235,009
Equity component of
long-term debt (d)	-	-	2,190,779	-
Deficit (a - f)	(44,649,604)	(116,507,145)	(46,171,779)	(118,129,449)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

IMT Communications Inc. Acquisition

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP.  For US GAAP purposes, the share value was recorded at market value.  This resulted in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment.  In 2005, unamortized goodwill related to this acquisition was written off to reflect the full impairment of its value.

 (b)

Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(c)

Stock-based Compensation

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement is effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

(c)

Stock-based Compensation (continued)

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for 2005 presented is as follows:

2005
(restated – (d))
Net earnings (loss), US GAAP	$(5,169,890)
Additional stock compensation
recovery (expense)	(621,681)
Pro-forma net (loss) earning, US GAAP	$(5,791,571)
Pro-forma basic and fully diluted net
(loss) earnings per share, US GAAP	$(0.14)

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either actual method. The Company has chosen to reverse such forfeited options at their actual fair value. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $21,164 (2006 - $51,596, 2005 – $621,681) was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

 (d)   US$2 Million Convertible Debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 12).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

In applying US GAAP, convertible debt outstanding at December 31, 2006 would be recorded at its face value of $2,255,252 (US $2,000,000) and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 12(b).

The reduction in the conversion price of the debt during 2005 resulted in extinguishment accounting under both Canadian and US GAAP. The incremental value of the conversion feature was determined to be $656,470 (see note 12(b)). Under Canadian GAAP the incremental fair value was allocated between debt and equity, with the debt portion of the increase recorded as a charge to income and an increase to contributed surplus for the equity portion. Because the entire convertible debenture is recorded as debt under US GAAP, the $281,652 increase to the equity component of long-term debt under Canadian GAAP,

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

(d)

US$2 Million Convertible Debt (continued)

was added back under US GAAP. In addition, as a result of the modification, the Company recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

As at December 31, 2005, of the convertible debt on the income statement in the amount of $622,719 consisted of adding back the accretion of $621,757 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $81,409 recorded as foreign exchange gain under Canadian GAAP, the reduction of the conversion price of debt of $281,652 recorded as interest income under Canadian GAAP and an addition of foreign exchange gain of $364,023 under US GAAP.

As at December 31, 2006, the convertible debt on the income statement in the amount of $238,139 consisted of adding back the accretion of $235,906 recorded as interest expense under Canadian GAAP, and an addition of foreign exchange gain of $2,233 under US GAAP.

As at December 31, 2007, the convertible debt on the income statement in the amount of $75,548 consisted of adding back the accretion of $75,656 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $21,708 recorded as foreign exchange gain under Canadian GAAP and an addition of foreign exchange gain of $21,600 under US GAAP.

Due to the modification, the remaining deferred financing cost of $113,560 was realized during 2005 under US GAAP, therefore, no finance costs would be recorded in 2007 on amortization of amounts reclassified to deferred finance costs. As a result a $3,417 (2006 - $13,637) finance cost amortized under Canadian GAAP would be added back under US GAAP.

In March, 2007, the debt was repaid and under Canadian GAAP the equity portion of the convertible debt of $2,190,799 was credited to contributed surplus.

Under US GAAP, the US$2 million convertible debt should be revalued at the year end exchange rate and any foreign gains or losses should be added back or subtracted from income.  The exchange rates used for year ended December 31, 2006 and 2005 are Cdn$1.1654 = US$1 and Cdn$1.160815 = US$1 respectively.  Also, at December 31, 2005 the deferred financing costs were reclassified from convertible debt in the income statement.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

(d)

US$2 Million Convertible Debt (continued)

The US GAAP difference on the balance sheet restatement for December 31, 2006 for the foreign exchange gain on the convertible debt resulted in a reduction to the amount recorded to convertible debt and deficit are as follows:

	As Previously	Adjustments	As Restated
	Reported
Convertible debt	2,949,714	(618,914)	2,330,800
Deficit	(118,748,363)	618,914	(118,129,449)

The US GAAP difference on the balance sheet restatement for year ended December 31, 2005 on the foreign exchange gain on the convertible debt resulted in a reduction to the amount recorded to convertible debt and deficit are as follows:

	As Previously	Adjustments	As Restated
	Reported
Convertible debt	2,940,543	(618,914)	2,321,629
Deficit	(114,814,178)	618,914	(114,195,264)

The US GAAP difference on the income statement restatement for December 31, 2005 for the foreign exchange gain on the convertible debt and deferred financing costs are as follows:

As Previously		Adjustments	As Restated
	Reported
Deferred financing costs	(70,669)	(42,891)	(113,560)
Convertible debt	(39,086)	661,805	622,719
Net loss for the year according to
US GAAP	(5,788,804)	618,914	(5,169,890)
Basic and diluted (loss) earnings per share from
continuing operations before recovery from
discontinued operations according to US GAAP (0.14)		0.02	(0.12)
Basic and diluted earnings (loss) per share from
continuing operations according to US GAAP	(0.14)	0.02	(0.12)

 (e)   US$1 Million Convertible Debenture

Under Canadian GAAP, the proceeds $1,117,693 (US $1,000,000) of the September 26, 2006 financing (see Note 13(b)(iii)) allocated to the estimated fair value of the conversion feature of the debt recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $336,200 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount  would be recorded.  As at the date of conversion a total of $114,868 of amortization had been credited to the income statement. The remaining $781,493 of the initial proceeds was allocated to debt.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

(e)   US$1 Million Convertible Debenture

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 13) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($235,385) is charged to the income statement as an additional interest charge. This resulted in a credit of $19,729 and $90,788 to share capital and contributed surplus respectively.

(f)

Elimination of Deficit

In prior years, the Company reduced its paid-up capital by $66,332,136 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

(g)

Release of Escrow Shares

Under US GAAP, the fiscal year 1999 release of shares from escrow representing compensation relating to the achievement by management of securing specific contracts results in the settlement of a contingency and therefore the shares should be valued at the date the contingency was resolved.  This results in a charge to earnings and credit to share capital of $4,132,079.

(h)

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiary is wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

23.

Reconciliation to United States Accounting Principles (continued)

(h)

Recently Issued Accounting Pronouncements (continued)

of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

 (i)

Changes in Accounting Policies

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition.  The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions.  Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.  The Company's evaluation was performed for the tax years ended December 31, 2001 to 2007 inclusive.  The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results.  In the event the Company receives an assessment for interest and/or penalties, it will be classified in the financial statements as selling, general and administrative expenses.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

24.   Related Party Transactions

(a)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(b)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

 (c)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007 the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.

The loan was fully repaid on November 27, 2007

25.

Government Contributions

In October 2007, Norsat was awarded a non-repayable Cdn$200,000 government contribution through Canada’s National Research Council– Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.  As at December 31, 2007 no contributions have been paid to the Company.

26.  Comparative Figures

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2006.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

27.  Subsequent Events

(i)

Incorporation of Norsat Korea Ltd.

On January 17, 2008 Norsat Korea Ltd. was granted incorporation status in the Republic of South Korea.  Norsat Korea Ltd. is a wholly owned subsidiary of Norsat International, Inc. and will perform research and development work to leverage lower cost production technologies for the microwave segment of the business.

(ii)

HSBC Operating Line of Credit

On January 28, 2008 the Company obtained a Cdn$500,000 or US$400,000 secured operating line of credit from HSBC under Export Development Canada’s (EDC) Master Receivable Guarantee program.

(iii)  Full Repayment of Operating Line of credit

On January 31, and February 29, 2008 the Company repaid Cdn$301,140 (US$300,000) and Cdn$196,880 (US$200,000) respectively of the operating line of credit.

(iv) Exercise of March 2006 Warrants

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding, of which 2,915,235 were redeemed.  At the strike price of US$0.475. Proceeds of the warrant exercise was Cdn$1,358,139 (US$1,384,737).

 (v) Redemption of Forward Contract

On February 27, 2008 the outstanding foreign exchange contract for EUR487,036 was closed by the delivery of Euros in exchange for Cdn$696,218.